SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                                (AMENDMENT  NO.__)<FN1>

                           The Female Health Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   314462 10 2
                                   -----------
                                 (CUSIP Number)

                                Michael R. Walton
                           1626 North Prospect Avenue
                                    No. 2310
                           Milwaukee, Wisconsin 53202
                                (414)  276-5980
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 27, 2000
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 5 Pages)

<FN1>
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  314462  10  2     13D     Page  2  of  5 Pages
-------------------------             -------     --
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES  ONLY)

       Michael R. Walton

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       PF

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   694,763
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                694,763
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        694,763

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        5.01%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  NO.  314462  10  2                              Page   3  of   5  Pages
                                                            ---     ---

ITEM  1.  SECURITY  AND  ISSUER
          ---------------------

          This statement relates to the Common Stock, par value $0.01 per share (the "Issuer Common Stock"), of The Female Health Company, a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at 875 North Michigan Avenue, Suite 3661, Chicago, Illinois 60611.

ITEM  2.  IDENTITY  AND  BACKGROUND
          -------------------------

(a)  -  (c)  and  (f)

          This Schedule 13D is filed on behalf of Michael R. Walton, a Wisconsin resident individual and a United States citizen ("Mr. Walton"). Mr. Walton is President and owner of Sheboygan Broadcasting Co., Inc., a company he founded in 1972. Mr. Walton has been a director of the Company since 1999. The principal address of Mr. Walton is 1626 North Prospect Avenue, No. 2310, Milwaukee, Wisconsin 53202.

(d)  and  (e)

          During the last five years, Mr. Walton has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION
          --------------------------------------------------------

          Prior to 2000, Mr. Walton had purchased an aggregate of 375,737 shares of the Issuer Common Stock in open market transactions. Such shares were purchased for cash, obtained from personal investment funds. 166,874 of such shares are held by a trust of which Mr. Walton is trustee.

          On July 29, 1997, Mr. Walton purchased 88,126 shares of the Company's Class A Convertible Preferred Stock - Series 1 from the Company in a private placement for a purchase price of $2.50 per share. Each share of Class A Convertible Preferred Stock - Series 1 is convertible at the option of the holder into one share of Issuer Common Stock.

          On September 27, 2000, Mr. Walton purchased 200,000 shares of Issuer Common Stock from the Company in a private placement for a purchase price of $0.50 per share.

CUSIP  NO.  314462  10  2                              Page   4  of   5  Pages
                                                            ---     ---


ITEM  4.  PURPOSE  OF  TRANSACTION
          ------------------------

          Mr. Walton has been a long time investor in the Company, with his investment in the Company having been acquired, and continuing to be acquired, for investment purposes.

          On April 9, 1999, Mr. Walton was elected to the Company's Board of Directors. Mr. Walton did not solicit a seat on the Company's board but accepted when offered a board position.

          Other than the foregoing, Mr. Dearholt has no plans or proposals which would result in the acquisition of disposition of Issuer Common Stock.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER
          -----------------------------------------

                                          Amount  of  Beneficial  Ownership
Name  of  Beneficial  Owner                 Shares                 Percent
Michael  R.  Walton  (1)                    694,763                 5.01%

          (1) Includes 88,126 shares of Class A Convertible Preferred Stock - Series 1 owned by Mr. Walton that are convertible into Issuer Common Stock, warrants to purchase 30,900 shares of Issuer Common Stock and 166,874 shares of Issuer Common Stock held by a trust of which Mr. Walton is trustee.

ITEM  6.  CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ----------------------------------------------------------------------
TO  SECURITIES  OF  THE  ISSUER
 ------------------------------

          See  the  relationships  and  arrangements  discussed  in  Item  4.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS
          -------------------------------------

          None

CUSIP  NO.  314462  10  2                              Page   5  of   5  Pages
                                                            ---     ---


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October  16,  2000


                                           /s/  Michael  R.  Walton
                                           ------------------------
                                             Michael  R.  Walton